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SEC Mail Processir

MAR 0 4 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67477

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Allen Mooney & Barnes Brokerage Services, LL**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 S. Madison Street
_____
(No. and Street)

Thomasville   **GA**   **31792**
_____
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Strickland   **229-226-5057**   heather.strickland@ambwealth.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liggett & Webb, P.A.
_____
(Name – if individual, state last, first, and middle name)

1901 South Congress Ave, Ste. 110   **Boynton Beach**   **FL**   **33426**
_____
(Address)   (City)   (State)   (Zip Code)

10/8/2003   **287**
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Heather M. Strickland _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allen Mooney & Barnes Brokerage Services, LLC _____, as of 12/31 _____, 2 021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CFO

𝓜𝓮𝓵𝓪𝓷𝓲𝓮 𝓢. 𝓦𝓪𝓽𝓽𝓼
Notary Public

This filing** contains (check all applicable):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2021

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC)

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2021 and the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2021, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our responsibility is to express an opinion on Allen, Mooney & Barnes Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen, Mooney & Barnes Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LIGGETT & WEBB, P.A.
Certified Public Accountants
We have served as the Allen, Mooney & Barnes Brokerage Services, LLC's auditor since 2015.
Boynton Beach, Florida
February 25, 2022

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Assets:

Cash - Checking account	$	82,744
Cash - Brokerage acct, not interest bearing		88,306
Cash - Interest Bearing		369,925
Cash - Restricted		100,000
Commissions Receivable		9,907
Investment Banking Revenue Receivable, net		275,972
Other Receivables - Related Party		11,092
Securities at Fair Market Value		228,975
Prepaid Expenses		25,232
Fixed Assets (net of depreciation)		67,619
Rental Deposit		3,450
Operating Right to Use Assets (net of amortization)		89,813
Total Assets	$	1,353,035

LIABILITIES AND MEMBER EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	65,185
Operating and Finance Lease Obligations		89,813
Total Liabilities		154,998
Member's Equity:		1,198,037
Total Liabilities and Member's Equity	$	1,353,035

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2021

Revenue:

Brokerage Commissions	$ 382,394
Investment Banking Revenue	6,876,640
Commissions and Fees	406,239
Unregistered Offerings	80,243
Interest and Dividends	6,570
Other Income	18,005
Unrealized Gain on Market Value of Securities	47,925
	7,818,016

Expenses:

Commissions and Referral Fees	3,374,132
Management and Administrative Services - Related Party	2,288,346
Clearing Costs	128,234
Insurance	30,024
Licenses and Registration	25,748
Professional Fees	239,414
Occupancy	134,676
Travel and Entertainment	240,408
Other Expenses	110,128
	6,571,110

Net Income: $ 1,246,906

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2021

Balance, December 31, 2020	$ 966,131
Net Income	1,246,906
Distributions	(1,015,000)
Balance, December 31, 2021	$ 1,198,037

The accompanying notes are an integral part of these financial statements.

4

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2021

Cash flows from operating activities:	
Net Income	$ 1,246,906
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	18,789
Amortization of Operating right of use asset	92,709
PPP Loan Forgiveness	(10,726)
Unrealized Gain on Market Value of Investments	(47,925)
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	999
Decrease in commissions receivable	5,842
Increase in investment banking revenue receivable	(213,644)
Increase in rental deposit	(2,000)
Decrease in accounts payable and accrued expenses	(69,829)
Decrease in operating lease obligation	(90,312)
Net cash provided by operating activities	930,809
Cash flows from investing activities:	
Purchase of Fixed Assets	(10,030)
Related party receivable	1,900
Net cash used in investing activities	(8,130)
Cash flows from financing activities:	
Principal payments on finance lease obligations	(2,397)
Distributions	(1,015,000)
Net cash used in financing activities	(1,017,397)
Decrease in cash	(94,718)
Cash and cash equivalents at beginning of year	635,693
Cash and cash equivalents at end of year	$ 540,975

Cash - Checking account	82,744	
Cash - Brokerage acct, not interest bearing	88,306	
Cash - Interest Bearing	369,925	
		$ 540,975

Supplemental cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ 2,051

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF FAIM INVESTMENTS, LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC (FAIM). The Company was approved by the SEC and FINRA on March 29, 2007. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. At December 31, 2021 the Company's uninsured cash balance totaled approximately $116,000. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with an original maturity of three months or less to be cash equivalents.

Cash includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC. These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations.

Receivables

Receivables include commissions that are amounts due for securities trades from the Company's clearing broker-dealer and consulting charges from investment banking clients. An allowance for uncollectible accounts (of $84,375) has been established for the investment banking revenue receivable. Management's best judgement as to the collectability of the accounts receivable was used in determining the amount of the allowance. No allowance was deemed necessary for the commissions receivable because these receivables are all current and collected after year end.

Accounts receivable includes invoices due from three customers that constitutes Customer A 22%, Customer B 21%, and Customer C 21% of the total amount receivable at December 31, 2021.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year. The adoption of this ASU did not have a material impact on the Company's financial statements. The Company prepares its financial statements on the accrual basis of accounting. Revenue is comprised of:

- *Brokerage Commissions.* The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

- *Investment Banking Consulting Fees.* The Company receives retainer fees, which are recognized when billed to clients, almost exclusively on a monthly basis.

- *Investment Banking Sale Transaction Fees.* The Company records sale transaction fees when the client enters into an agreement regarding a sale transaction and the sale transaction closing occurs.

- *Annuities, Annuity Trails and Insurance Commissions.* The Company receives annuity contract commissions, trails and insurance commission related to its customers. The commissions and trails are recorded when received, since that is when the amount is determinable and earned.

- *Mutual Fund Trails.* The Company receives trails from the sale of mutual funds related to its customers. The trails are recorded when received, since that is when the amount is determinable and earned.

- *Payout on Cash and Margin Balances.* The Company receives a payout monthly for cash and margin balance held with the clearing firm and banks. The revenue is recognized when received, since that is when the amount is determinable and earned.

- *Postage Charge Net Revenue.* The Company receives revenue from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees to the Company monthly through the monthly settlement statement. The revenue is recognized when received, since that is when the amount is determinable and earned.

- *Other Income.* The Company receives incentive revenue for asset growth from the clearing firm. The revenue is recognized when received, since that is when the amount is determinable and earned.

- *Sublease Rental Income.* The Company subleases a portion of the office space in Charleston, SC. The revenue is recognized straight-line over the lease term. The sublease was terminated in March 2021.

- *Unrealized Gain(Loss) on Securities.* The Company records the unrealized gain/loss on securities based on the end of month fair value. The revenue is recognized monthly based on appraisal of holdings.

- *Interest and Dividend Income.* The Company receives interest income monthly on money market accounts and dividend income quarterly on the securities owned. The revenue is recorded when the interest and dividends are received.

Revenue related to three of the Company's customers represented Customer A 20%, Customer B 17%, and Customer C 14% of gross revenue for 2021.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES AND FAIR VALUE MEASUREMENTS
   Securities consist of 3,550 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $228,975 as determined by reference to quoted market prices in markets that are not active for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $50,567.

The Company measures its financial assets and liabilities in accordance with generally accepted accounting procedures. For certain financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (*ASC 820*). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach, (comparable market prices), and income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The following table presents certain assets of the Company measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2021.

	Total	(Level 1)	(Level 2)	(Level 3)
Fair-value - securities	$ 228,975	$ -	$ 228,975	$ -
Total Assets measured at fair value	$ 228,975	$ -	$ 228,975	$ -

The following is a reconciliation of the Level 2 Assets:

Beginning Balance as of December 31, 2020	$ 181,050
Unrealized Gain on (level 2) investments December 31, 2021	47,925
Ending Balance as of December 31, 2021	$ 228,975

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater. As of December 31, 2021, the Company has Net Capital of $758,200 which was $658,200 in excess of its required Net Capital, and an aggregate indebtedness to Net Capital ratio of 20.44%.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2021, 2020, and 2019 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they are filed.

5. PROPERTY AND EQUIPMENT

Equipment consists of laptop computers, furniture, office equipment and leasehold improvements. The computers, furniture and office equipment are being depreciated on a 5 -year straight-line basis. The leasehold improvements are being depreciated on a 15-year straight-line basis. Fixed asset purchases was $10,030 for the year ended December 31, 2021. Accumulated depreciation at December 31, 2021 was $46,368. Total depreciation expense for the year ended December 31, 2021 was $18,789.

6. LEASES

Operating right of use assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases. We used rates between 5% and 12% depending on the lease agreement.

The Company leases its office in Charleston, SC under a non-cancellable three-year lease agreement, which contains renewal options and rent escalation clauses commencing October 1, 2019 and expiring September 30, 2022. The lease will require an initial rent of $8,156 per month, beginning October 1, 2019 for the first year, increasing to $9,194 per month beginning October 1, 2020 for the second year, and increasing to $9,491 per month beginning October 1, 2021 for the third year. The total minimum lease payments over the remaining term of the current lease amount to $74,642 as of December 31, 2021. We recognize expense of this office lease on a straight-line basis over the lease term. These are amortized through the right-of-use asset as an adjustment to expense over the lease term. Rent expense for the year ended December 31, 2021 was $129,415. As of December 31, 2021, operating right of use asset and liabilities was $74,642.

In December 2020, the Company entered into a new lease for office equipment in the amount of $433 per month, which commenced in January 2021 for a term of 60 months. Cash paid for lease liabilities was $4,567. As of December 31, 2021, operating right of use asset and liabilities was $15,171.

Supplemental balance sheet information related to leases were as follows:

Operating Leases	Classification	December 31, 2021
Right of use assets	Operating right of use assets	$ 89,813
Lease liabilities	Operating lease obligations	89,813

Maturities of lease liabilities were as follows as of December 31, 2021:

	Operating leases
2022	$ 88,791
2023	3,803
2024	4,285
2025	4,829
2026	429
Total	102,137
Less: Imputed interest	(12,324)
Present value of lease liabilities	$ 89,813

7. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2021. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2021 was $2,288,346.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $10,488 for transaction fees and information services that were charged through the clearing agent.

AMB Professional Group, LLC (AMB Pros), which is also wholly owned by FAIM Investments, LLC, owed the Company commissions. As of December 31, 2021, AMB Pros owed the Company $604. This amount was paid in full during the first quarter of 2022.

On April 13, 2020, the Company's parent company, FAIM Investments, LLC, applied for and received a loan from Thomasville National Bank in the aggregate amount of $666,250, pursuant to the Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. PPP loans may be fully of partially forgiven by application to the Small Business Administration ("SBA") if proceeds are expended based on federal guidelines, which include payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debt obligations. This loan was allocated to the wholly owned subsidiaries of FAIM Investments, LLC. The Company's allocated portion of the loan was $10,726. The proceeds from the loan were spent in accordance with federal regulations relating to the use of funds during the 24 weeks following the deposit of loan proceeds, therefore Management anticipates that all this loan will qualify for loan forgiveness. On February 19, 2021, the Company's parent company FAIM, Investments, LLC applied and received forgiveness of the PPP Loan in accordance with the terms of the CARES Act.

8. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

9. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 25, 2022, the date the financial statements were available to be issued.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2021

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity per the statement of financial condition		$ 1,198,037
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,198,037
Additions:		
Operating Lease Obligation		89,813
Deductions:		
Right of Use Asset		89,813
Non- Allowable Assets		
Prepaid Expenses	25,232	
Investment Banking Revenue Receivable	275,972	
Fixed Assets	67,619	
Rental Deposit	3,450	
Other Receivables	11,092	
Total non-allowable assets		383,365
Net capital before haircuts on securities positions		814,672
Haircuts on securities		
Other Securities Haircut (15%)	34,346	
Undue Concentration Haircut	22,126	
Total Haircuts on securities		56,472
Net Capital		$ 758,200

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 758,200
Minimum net capital required	10,333	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 658,200
Excess net capital at 120%		$ 638,200

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses		$ 154,998
Total aggregate indebtedness		$ 154,998
Percent of aggregate indebtedness to net capital		20.44%

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2021

Net capital - unaudited Form X-17A-5, Part IIA		$ 758,238
Reconciling items		
Investment Banking Revenue	25,000	
Allowance for Doubtful Accounts	(25,000)	
Regulatory Assessments	(38)	
Total Reconciling items		(38)
Net capital - audited		$ 758,200

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2021



LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Allen, Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2021, which were agreed to by Allen, Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Allen, Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7.

Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for Allen, Mooney & Barnes Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2021 with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 25, 2022

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ending December 31, 2021: $ 7,280,658

General assessment @ .0015: $ 10,921

Payments:
July 26, 2021	$	6,899
February 25, 2022	$	4,022

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2021



LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Allen, Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Allen, Mooney & Barnes Brokerage Services, LLC stated that Allen, Mooney & Barnes Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 25, 2022

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2021

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Heather M. Strickland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

2/28/22
[Date]